FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2024 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - September 2024 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Santander reports profit of €9,309 million (+14%) for the first nine months of the year Revenue up 7% (+8% in constant euros) to €46.2 billion driven by growth in all global businesses1 Return on tangible equity (RoTE) was 16.2%, in line with full-year target Earnings per share (EPS) increased by 19% Madrid, 29 October 2024 - PRESS RELEASE • Net interest income increased 8% to €34.7 billion, driven by growth in all global businesses. • Net fee income was up 5%, with good commercial dynamics and higher customer activity in all global businesses. • Efficiency improved significantly to 41.7%, driven by cost management and the bank’s transformation towards a simpler, more digital and integrated model. • Loan-loss provisions rose by 2% with good credit quality (cost of risk improved quarter-on-quarter to 1.18%), backed by good economic performance, low unemployment and lower interest rates. • Non-performing loan ratio of 3.06%, improving seven basis points year-on-year. • Tax on profit in the period was €4.2 billion, up 13%, resulting in an effective tax rate of 29%. • In the third quarter, attributable profit reached €3,250 million, up 12%. • Fully-loaded CET1 increased to 12.5% having added 0.2 percentage points during 2024. • Value creation (TNAV plus cash dividend per share) grew by 14%. • Santander upgraded three of its 2024 targets in July and expects high-single digit revenue growth for the year in constant euros, an efficiency ratio of c.42% and RoTE of over 16%. Ana Botín, Banco Santander executive chair, said: “The group continues to deliver strong, profitable growth, with earnings per share up 19%. We are growing both net interest income and net fee income, credit quality is robust and our transformation continues to generate positive operational leverage. This reflects the strength of our diversification across both businesses and countries, and progress in the execution of our strategy. As evidence of that transformation, our core Retail and Consumer businesses, which combined represent more than 70% of our business, generated an 8% increase in revenue and a 1% decrease in costs in constant euros. In an increasingly volatile geopolitical environment, we are confident that we will maintain this strong momentum throughout the rest of the year, delivering on all our targets, and continuing into 2025.” 1 Variations are year-on-year unless otherwise stated. Note: Reconciliation of underlying results to statutory results, available in the ‘Alternative Performance Measures’ section (page 76) of the financial report at CNMV and at santander.com.

Santander

Underlying income statement*

EUR million

	9M'24	9M'24 v 9M'23	9M'24 v 9M'23 (ex FX)	Q3'24	Q3'24 v Q3'23	Q3'24 v Q3'23 (ex FX)
Total income	46,185	+7%	+8%	15,135	+2%	+6%
Operating expenses	-19,262	+2%	+2%	-6,349	-2%	+2%
Net operating income	26,923	+12%	+13%	8,786	+5%	+10%
Net loan-loss provisions	-9,219	+2%	+4%	-2,976	-9%	-3%
Profit before tax	14,427	+13%	+14%	4,919	+11%	+15%
Attributable profit	**9,309**	**+14%**	**+15%**	**3,250**	**+12%**	**+16%**

(*) All references to variations in constant euros include Argentina in current euros. Summary of statutory figures at the end of this press release.

Underlying business performance

All variations are year-on-year unless otherwise stated.

Santander achieved an **attributable profit** of €9,309 million in the first nine months of 2024, a 14% increase compared to the same period last year, thanks to strong revenue growth across all global businesses and regions, as well as the addition of five million new customers. Furthermore, the group maintained good cost control. **Tax on profit** in the period was €4,246 million, up 13%, resulting in an effective tax rate of 29%.

The group continued to increase profitability and shareholder value creation, with a return on tangible equity (**RoTE**) of 16.2%; earnings per share (**EPS**) of €0.57, up 19%, and tangible net asset value (**TNAV**) per share of €5.04 at the end of the first nine months of the year. Including both the final cash dividend from 2023 results paid in May and the interim 2024 cash dividend approved in September and to be paid in the coming days, total value creation (TNAV plus cash dividend per share) increased 14%.

Q3'24 attributable profit
€3.3bn
+12% vs. Q3'23

9M'24 attributable profit
€9.3bn
+14%

Efficiency
41.7%
-229bps

RoTE
16.2%
+133bps

FL CET1
12.5%
+0.2pp

CoR
1.2%

TNAVps + DPS
+14% YoY

Cash DPS
+39%

As of September 2024, customer funds (deposits and mutual funds) grew 3% in constant euros, with **deposits** up 1% in constant euros, driven by the ongoing increase in customer numbers. **Loans** rose 1% in constant euros to €1.01 trillion, driven by growth in most global businesses.

Total income increased 7% (+8% in constant euros) to €46,185 million. The rise in both customer activity and good margin management drove an 8% increase in **net interest income**, with growth in all businesses and regions, especially Retail. In Retail, net interest income increased 9% in constant euros, with growth in all regions driven by margin management in Europe, volumes growth in North America and lower funding costs in South America. These results reflect the strength of Santander's unique and diversified business model, with local presence and global scale. Group **net fee income** was up 5% to €9,666 million. In constant euros, it grew 6%, supported by higher activity in all global businesses. More than 95% of total revenue is customer related, reflecting the quality and recurrence of the bank's results.

The **efficiency ratio** improved significantly to a 15-year record, falling 2.3 percentage points to 41.7%, reflecting the effect of the ongoing transformation. The replacement of legacy technology with shared global technology platforms, such as Santander's cloud-based core banking platform Gravity, has helped the bank achieve savings of

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 3 €378 million since 2022. At group level, these investments and initiatives have helped the bank control costs, which grew less than inflation, with efficiency gains in most businesses. This is particularly evident in Retail, where the efficiency ratio improved by 4.2 percentage points to 39.3%, and Consumer, which improved 1.9 percentage points to 40.7%. As further evidence of the transformation, the Retail and Consumer businesses combined generated an 8% increase in revenue and a 1% decrease in costs in constant euros. Loan-loss provisions were up 2%, reflecting the expected increase from normalisation in Consumer. This was partially offset by strong performance in the Retail business, especially in Europe. Overall, credit quality remained stable, with cost of risk at 1.18%, in line with the full-year target, and the non-performing loan (NPL) ratio improved to 3.06%. The bank’s fully-loaded CET1 capital ratio was 12.5% at the end of the quarter, ahead of the group’s capital target. This was driven by strong organic capital generation (+43 basis points) in the quarter, which offset the accrual for shareholder remuneration against 2024 results2 (-26 basis points) and regulatory and models effects of -18 basis points. Last month, in accordance with the current shareholder remuneration policy, the board of directors of Banco Santander announced its decision to pay an interim cash dividend against 2024 results of 10 euro cents per share, an increase of 23% compared to the same dividend last year. The total amount returned to shareholders in the 2024 interim remuneration will be around €3,050 million, with approximately half paid in the form of that cash dividend of 10 euro cents per share, payable from next Friday, and half through the share buyback programme launched in August. The 2024 interim shareholder remuneration represents an equivalent annualised yield of 8.5%3. The final distribution from 2024 earnings is expected to be decided in the first quarter of 20252. Since 2021, after finalizing the current buyback programme, Santander will have repurchased approximately 12.5% of its outstanding shares through share buybacks. As a result of the strong business momentum, Santander upgraded three 2024 targets in July and expects high- single digit revenue growth for the year in constant euros (an increase from its previous target of mid-single digit growth); an efficiency ratio of c.42% (from below 43%); and RoTE of over 16% (from 16%). Cost of risk target continues to be c.1.2% and fully-loaded CET1 above 12% following fully-loaded Basel III implementation. Assuming the bank achieves all its 2024 targets and based on the bank’s current shareholder remuneration policy, total remuneration against 2024 results would amount to over €6 billion. Global businesses (9M’24 vs 9M’23) To better reflect the performance of each business and market, the year-on-year changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report. The group’s business and geographic diversification continues to support consistent, profitable growth. Retail & Commercial Banking’s attributable profit grew 29% to €5,332 million in the first nine months of 2024 on the back of strong revenue growth (+9%), efficiencies resulting from the ONE Transformation programme and lower provisions in Europe. The ongoing initiatives in automation and simplification of the products and services resulted in an improvement in the efficiency ratio of over four percentage points to 39.3%. The total number of customers increased, notably in Brazil (+6%), Mexico (+3%) and Spain (+2%). Loans fell 1% due to mortgage and SME prepayments in Spain and the UK, mostly offset by growth in South America and Mexico. The UK business continued 2 The bank’s shareholder remuneration policy is approximately 50% payout of the group net attributable profit (excluding the impacts that do not affect cash or capital ratios directly), split in approximately equal parts in cash dividends and share buybacks. Implementation of this policy is subject to future corporate and regulatory decisions and approvals. 3 Per Banco Santander's market capitalization on 28 October 2024.

Santander

to improve its net interest income quarter-on-quarter, reflecting good margin management. Customer funds increased 3%, with deposits growing 1% and mutual funds 16%.

Digital Consumer Bank generated an attributable profit of €1,507 million, up 5%, due to the good growth in net interest income and net fee income, and disciplined cost control, with provisions in line with expectations. This positive trend enabled it to increase pre-provision profit (+9%). Loans increased 5%, as the car sales market is recovering. Deposits grew 12%, in line with the bank's strategy to reduce funding costs and net interest income volatility throughout the interest rate cycle.

9M'24	Revenue (€bn)	Contribution to Group revenue	C/I	RoTE	2025 RoTE target
Retail	24.2 +9%	52%	39.3% -4.2pp	18.5% +3.6pp	c.17%
Consumer	9.6 +5%	20%	40.7% -1.9pp	11.9% +0.3pp	>14%
CIB	6.3 +9%	13%	44.4% +3.6pp	18.1% -2.3pp	>20%
Wealth	2.7 +13%	6%	34.2% -2.1pp	81.1% +3.9pp	c.60%
Payments	4.0 +3%	9%	46.3% +1.3pp	PagoNxt EBITDA margin 22.7% +3.1pp	>30%
Group	46.2 +8%		41.7% -2.3pp	16.2% +1.3pp	15-17%

Note: Revenue YoY change in constant euros.
Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses' RoTEs are adjusted based on Group's deployed capital.

CIB's performance was strong, with revenue of €6,261 million (+9%) in the first nine months of the year, thanks to double-digit growth in both net interest income (+16%) and net fee income (+15%), boosted by the bank's US investments, which also support revenue growth in other businesses and countries within the group. CIB maintains a leading position in efficiency and profitability. Attributable profit fell 3% to €2,039 million, as the business invested in new products and capabilities.

Wealth Management & Insurance, comprising the group's private banking, asset management and insurance businesses, increased its attributable profit by 15% to €1,266 million, thanks to revenue growth driven by higher activity across all businesses: Private Banking (+12%), Santander Asset Management (+19%) and Insurance (+8%). The unit reached assets under management of €493 billion (+16%).

Payments generated an attributable profit of €178 million, down 53%. Excluding charges recorded in the second quarter, attributable profit grew 10%. In **PagoNxt**, the EBITDA margin increased to 22.7% (+3.1 percentage points) and the total payments volume in merchants (Getnet) increased by 12% to €163 billion. The cost per transaction in PagoNxt Payments has improved 13% to 3.6 euro cents since 2022. The group manages around 105 million cards worldwide. Turnover in the **Cards** business increased by 6% to €241 billion.

Banco Santander is one of the largest banks in the world. Its market capitalization at the end of September was €71.3 billion. It has firm roots in ten core markets in Europe and the Americas, with 3.5 million shareholders and 208,000 employees who serve 171 million customers.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 5 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7 Important information Non-IFRS and alternative performance measures This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales- suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) Q3 2024 Financial Report, published on 29 October 2024 (https://www.santander.com/en/shareholders-and- investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development and shareholder remuneration policy. While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (f) events that lead to damage to our reputation and brand; (g) exposure to operational losses, including as a result of cyberattacks, data breaches or other security incidents; and (h) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    29 October 2024 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer